Exhibit (h)(4)

VALUE LINE VIP EQUITY ADVANTAGE FUND

AMENDMENT TO

EXPENSE LIMITATION AGREEMENT

This Amendment, effective as of May 1, 2019, amends the Expense Limitation Agreement adopted February 13, 2017, as amended from time to time (the “Agreement”), among EULAV Asset Management, a Delaware statutory trust (the “Adviser”), EULAV Securities LLC, a Delaware limited liability company (the “Distributor”), and Value Line Funds Variable Trust, a Massachusetts business trust (the “Trust”), on behalf of its series Value Line VIP Equity Advantage Fund (the “Fund”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Agreement.

WHEREAS, subject to certain limitations set forth in the Agreement, the Adviser and the Distributor are entitled to repayment from the Fund of the amounts reimbursed or waived pursuant to the Agreement by the Adviser and the Distributor until the end of the third fiscal year after the fiscal year in which such waiver or reimbursement occurred (if and to the extent that certain expenses of the Fund fall below the specified level);

WHEREAS, the Adviser and the Distributor desire to further limit their contractual right to recoupment under the Agreement by shortening the period in which each is eligible to seek repayment of any amount to no more than three years from the month in which such amount was waived or reimbursed;

WHEREAS, Section 2 of the Agreement permits the Term of the Operating Expense Limit under the Agreement to be continued from year to year unless the Adviser and the Distributor unanimously agree not to so continue the Term of the Agreement; and

WHEREAS, the Adviser and the Distributor desire to extend the Term to June 30, 2020.

NOW, THEREFORE, in consideration of the mutual promises set forth in the Agreement and this Amendment, the Adviser and Distributor hereby irrevocably limit their rights as follows:

1.           The penultimate sentence of Section 1.3 is hereby deleted in its entirety and replaced with the following:

For purposes of calculating recoupment under this Section 1.3 (which permits recovery only to the extent that Operating Expenses, including recoupment, do not exceed the Operating Expense Limit then applicable to the Fund), the then-applicable Operating Expense Limit shall be the lower of: (a) the Operating Expense Limit in effect at the time or recoupment; and (b) the Operating Expense Limit in effect in the period when the Prior Expense was waived, reimbursed or assumed. The Adviser and the Distributor may each seek recoupment only for Prior Expenses waived or paid by it during the three years immediately prior to the month in which recoupment occurs; provided, however, that such Prior Expenses may only be reimbursed hereunder to the extent they were waived or paid after the applicable effective date of this Agreement.

2.           The first sentence of Section 2 is hereby deleted in its entirety and replaced with the following:

The term (“Term”) of the Operating Expense Limit under this Agreement shall begin on February 13, 2017, and end on June 30, 2020.

3.           Except as provided herein, the Agreement shall remain in full force and effect in accordance with its terms. This Amendment and the Agreement constitute the full and complete agreement of the parties hereto with respect to the subject matter hereof.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed with effect from the day and year first above written.

EULAV Asset Management

By:	/s/ Mitchell E. Appel
Name:	Mitchell E. Appel
Title:	President

EULAV Securities LLC
By:	/s/ Mitchell E. Appel
Name:	Mitchell E. Appel
Title:	President

- 3 -